Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated December 21, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Issued and Outstanding Ordinary Shares

of

Eurand N.V.

a public limited liability company organized under the laws of The Netherlands at

$12.00 Net Per Share

Pursuant to the Offer to Purchase dated December 21, 2010

by

Axcan Pharma Holding B.V.

a private limited liability company organized under the laws of The Netherlands which is a wholly owned indirect subsidiary of

Axcan Holdings Inc.

Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned indirect subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), is offering to purchase for cash all of the issued and outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Eurand N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Eurand”), at a purchase price of $12.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY

TIME, ON JANUARY 20, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to a Share Purchase Agreement, dated as of November 30, 2010, which was subsequently amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010 (as it may be further amended from time to time, the “Purchase Agreement”), by and among Purchaser, Parent and Eurand. Pursuant to the Purchase Agreement, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Closing”) as promptly as practicable after the expiration of the Offer (as the same may be extended pursuant to the Purchase Agreement). Unless the Offer is so extended, Purchaser expects the Offer Closing to occur on January 20, 2011. The Purchase Agreement provides, among other things, that simultaneous with the Offer Closing, Eurand shall sell, effective as of the Offer Closing, all or substantially all of the assets of Eurand (including the shares of its subsidiaries) to Purchaser or one or more of its designees for aggregate consideration equal to (i) a note payable (the “Note Payable”) from Buyer or one or more of its designees in an aggregate principal amount equal to the Offer Price multiplied by the total number of outstanding Shares as of the Offer Closing (which Note Payable shall be prepayable without penalty or premium), and (ii) the assumption by Purchaser or its designees of all liabilities and obligations of Eurand, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of Purchase or its designees to fully indemnify and hold harmless Eurand with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”). Following the Offer Closing, Purchaser will provide for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder (the “Exchange Act”) of at least ten business days (the “Subsequent Offering Period”). Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the conclusion of the Subsequent Offering Period, Purchaser or one or more of its designees will repay to Eurand an amount of the Note Payable equal to the Offer Price multiplied by the number of Shares not tendered in the Offer or during the Subsequent Offering Period. Purchaser then intends to cause Eurand to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the assets of Eurand being distributed as follows by means of a liquidation distribution: (i) each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period shall receive cash in an amount equal to the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes and (ii) Purchaser shall receive (in kind) the Note Payable. In connection with the Asset Sale, Purchaser shall provide a guarantee to the liquidator as to any deficit in the estate of Eurand, so as to enable the liquidator to pay the Offer Price per Share (less withholding taxes, if any) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period (the “Post-Closing Reorganization”).

The withholding taxes and other taxes, if any, imposed on Eurand stockholders in respect of liquidation distributions made regarding Shares not tendered in the Offer or during the Subsequent Offering Period may be different from, and are likely to be greater than, the taxes imposed upon Eurand stockholders that tender their Shares in the Offer or during the Subsequent Offering Period. As a result, the net amount received by Eurand’s stockholders for Shares that are not tendered in the Offer or during the Subsequent Offering Period may be lower than the amount received by Eurand’s stockholders that tendered their Shares in the Offer or during the Subsequent Offering Period. Such amount will depend upon each Eurand shareholder’s individual income tax circumstances and the amount of any required withholding or other taxes.

The Asset Sale and ensuing dissolution and liquidation of Eurand is subject to receipt of applicable Eurand board of directors and stockholder approval, and the Post-Closing Reorganization may also include the termination of the listing of the Shares on the NASDAQ Global Market (“Nasdaq”) and the deregistration of Eurand under the Exchange Act and the cessation of Eurand’s reporting obligations thereunder, as well as other actions intended to effect a corporate reorganization of Eurand.

As a result of the Post-Closing Reorganization, it is anticipated that Eurand will cease to be a publicly traded company and will be liquidated or become wholly owned by Purchaser. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (1) that there shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:01 a.m. (New York City time) on January 20, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) at least a number of Shares that, together with the Shares beneficially owned by Purchaser, represents 80% of the Shares outstanding (or, if the Purchaser and Eurand so agree a lower percentage, such percentage, the “Minimum Condition”), (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (3) the consummation of the Offer not being unlawful under any antitrust, competition of foreign investment laws of any governmental authority (“Antitrust Laws”) of Germany, (4) there not being (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority (as defined in the Purchase Agreement), (ii) any other Laws (as defined in the Purchase Agreement) applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal, (5) Eurand not having breached or failed to perform in any material respect its covenants or agreements under the Purchase Agreement, (6) that, subject to certain exceptions and qualifications as described in the Offer to Purchase, the representations and warranties of Eurand contained in the Purchase Agreement shall have been true and correct when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), (7) that the board of directors of Eurand, or any committee thereof, shall not have withdrawn or modified, in a manner materially adverse to Purchaser including by amending Eurand’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any Superior Proposal (as defined in the Purchase Agreement) or any other acquisition of Shares other than the Offer, and the board of directors of Eurand, or any committee thereof, shall not have resolved to do any of the foregoing, (8) that, since the date of the Purchase Agreement, there shall not have occurred a Material Adverse Effect (as defined in the Purchase Agreement), (9) that Eurand shall have obtained the Board Approvals (as defined in the Purchase Agreement) and Stockholder Approvals (as defined in the Purchase Agreement) relating to the Asset Sale and Post Closing Reorganization, which shall remain in full force and effect, and (10) that the Purchase Agreement shall not have been terminated in accordance with its terms. The Offer also is subject to other conditions as described in the Offer to Purchase.

Warburg, Pincus Equity Partners, L.P. Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V., significant shareholders of Eurand that together own approximately 54.6% of the Shares, and Gearóid M. Faherty, who owns approximately 3.7% of the Shares, have entered into tender agreements with Purchaser, dated as of November 30, 2010, pursuant to which each such shareholder has agreed, among other things, to tender all of the Shares held by such shareholder into the Offer.

Eurand’s board of directors recommends that shareholders accept the Offer and tender Shares into the Offer. After careful consideration by Eurand’s board of directors, including a thorough review of the Offer with its outside legal and financial advisors and Eurand’s senior management, at a meeting held on November 30, 2010, the board of directors of Eurand, acting upon the unanimous recommendation of the special committee of independent and disinterested directors of Eurand’s board of directors, (the “Special Committee”), among other things, by unanimous vote of all directors present and voting:

(i)	determined that the Purchase Agreement and the contemplated transactions, including the Offer, are fair to, and in the best interests of Eurand, Eurand’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Eurand and its subsidiaries;

(ii)	duly approved and declared advisable the Purchase Agreement and the contemplated transactions, including the Offer, and the entering into of the transaction and the signing of the Purchase Agreement by the Company;

(iii)	recommended that the shareholders of Eurand accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

(iv)	authorized the execution, delivery and performance of the Purchase Agreement and the contemplated transactions.

Pursuant to the Purchase Agreement, subject to the Purchaser’s rights to terminate the Purchase Agreement in accordance with its terms:

•

if (i) any condition to the Offer is not satisfied (other than conditions which by their terms can only be satisfied at the Offer Closing itself) and has not been waived or (ii) the Offer Closing has not occurred and the Marketing Period (as described in the Offer to Purchase) plus a period of five business days thereafter has not elapsed, in each case at the Expiration Date or any subsequent time as of which the Offer is then scheduled to expire, then on each such scheduled expiration date Purchaser may, or at Eurand’s written request, Purchaser must, extend the Offer for a period of up to 10 consecutive business days (or any such longer period as the parties may agree in writing); and

•

notwithstanding the satisfaction or waiver of the conditions to the Offer, if the Marketing Period has not ended at the Expiration Date or any subsequent time as of which the Offer is scheduled to expire, then on each such scheduled expiration date Purchaser may extend the Offer for a period of up to 10 consecutive business days (but in no event past the date which is five business days following the expiration of the Marketing Period).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Eurand, Purchaser cannot (i) change the form of consideration payable in the Offer, (ii) decrease the Offer Price, (iii) reduce the maximum number of Shares to be purchased in the Offer or waive the Minimum Condition, (iv) extend the Offer other than in accordance with the terms of the Purchase Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions, or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:01 a.m. (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 19, 2011, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution (as described in the Offer to Purchase). If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any determinations made by us with respect to the form and validity of any notice of withdrawal may be challenged by Eurand’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Eurand has provided Purchaser with Eurand’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Eurand’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange of Shares pursuant to the Offer or the Post-Closing Reorganization generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720

Stockholders and All Others, Call Toll-Free: (855) 208 8901

Email: info@okapipartners.com

December 21, 2010